UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-54943

ICON OIL & GAS FUND-A L.P.
(Exact name of registrant as specified in its charter)

Philtower Building 427 South Boston Avenue, Suite 703 Tulsa, Oklahoma 74103 (212) 418-4700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Investor General Partner Interests; Limited Partner Interests
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	□
Rule 12h-3(b)(1)(i)	□
Rule 12h-3(b)(1)(ii)	□
Rule 15d-6	□

Approximate number of holders of record as of the certification or notice date:	47 Investor General Partners;
31 Limited Partners

    Pursuant to the requirements of the Securities Exchange Act of 1934, ICON Oil & Gas Fund-A L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: November 8, 2013

ICON OIL & GAS FUND-A L.P.
By: ICON OIL & GAS GP, LLC, its Managing GP

By: /s/ Michael A. Reisner
Name: Michael A. Reisner
Title: Co-Chief Executive Officer,
Co-President and Director